

Mail Stop 4561

March 16, 2017

Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer
Teradata Corporation
10000 Innovation Drive
Dayton, Ohio 45342

> **Re: Teradata Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **Form 8-K filed February 9, 2017**
> **File No. 001-33458**

Dear Mr. Scheppmann:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 4

1.   Please tell us what consideration was given to providing the backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   We note that on slide 20 of your November 17, 2016 Investor Day Presentation you indicate that renewal rates are a quarterly metric used to track success. On page 14 you discuss the importance of renewals for your maintenance and upgrade revenues as well as subscription licenses, hosting arrangements and software as a service arrangements. Please tell us how you monitor renewals and customer retention in managing your

business and tell us what consideration was given to quantifying your renewal or customer retention metrics, if available. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Results from Operations for the Years Ended December 31, 2016, 2015 and 2014

Revenue, page 32

3.   As part of your business transformation discussion, you refer to increasing your recurring revenue over time. On your fourth quarter earnings call, management states that recurring revenues were 43% of 2016 revenues and that these revenues are expected to be "in the high 40s" in 2017. Considering the importance of increasing recurring revenues as part of your business transformation plan, please tell us what consideration was given to quantify the percentage of recurring revenues for the periods presented. Such disclosure should be accompanied by an explanation of what revenues you consider to be recurring and information to understand the typical length of such arrangements.

Form 8-K filed February 9, 2017

4.   We note that you separately adjust for the change in U.S. Tax Law in your non-GAAP reconciliations but appear to show all other adjustments net of tax. Please present the income tax effects of your non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments in your next earnings release. Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services